Exhibit II-1(g)

Redemption of minority shareholders in Maconomy A/S (CVR no. 13703973)

Following completion of a recommended, voluntary, conditional public tender offer announced on 3 June 2010 (the “Tender Offer”), which was prepared in accordance with executive order no. 221 of 10 March 2010 on takeovers, Deltek, Inc. owned 93.6 per cent of the share capital (exclusive of treasury shares) in Maconomy A/S as published in the announcement released on 6 July 2010. As a result, Deltek, Inc. has determined to redeem all of the Maconomy shares held by the remaining shareholders of Maconomy A/S pursuant to sections 70 - 72 of the Danish Companies Act.

In a notice of 21 July 2010 that was distributed in accordance with the procedures for convening of general meetings, the remaining minority shareholders in Maconomy A/S were invited to transfer their shares to Deltek Inc. within a four-week period.

Upon the expiry of the aforesaid four-week period on 18 August 2010, Deltek, Inc. had received acceptances for another 2.4 percentage points of Maconomy A/S’s share capital (exclusive of treasury shares) with the result that Deltek, Inc. now owns 97.9 per cent of the share capital (exclusive of treasury shares).

The remaining minority shareholders are encouraged to transfer their shares in Maconomy A/S to Deltek, Inc. in accordance with the provisions of section 72, cf. section 70 of the Danish Companies Act within 3 months after the publication of this notice.

The shares will be transferred to Deltek, Inc. at a price of DKK 20.50 per share of DKK 2.00 nominal value each and payment will be made by Deltek, Inc. in cash. Customary brokerage fees and other transaction costs, if any, will be payable by the transferring shareholder. The price offered equals the price paid by Deltek, Inc. to the shareholders having accepted the Tender Offer.

All shares transferred to Deltek, Inc. in accordance with this notice must be free and clear of all charges or encumbrances of every nature and kind whatsoever.

Any shareholder who wishes to transfer his/her/its shares to Deltek, Inc. should request the bank at which the shares are held in a custody account to arrange for a transfer of the shares to Deltek, Inc. via Nordea Bank Danmark A/S (“Nordea Bank”), the settlement agent for the Tender Offer. Payment of the transferred shares will be made in cash by Nordea Bank via VP Securities A/S on Monday, 29 November 2010 being four banking days after the expiry of the aforesaid three-month period.

As the redemption price equals the consideration paid to tendering shareholders under the Tender Offer, the redemption price is deemed fair and equitable under applicable tender offer legislation. If, however, a minority shareholder disagrees with the redemption price, such shareholder may, pursuant to Section 70(2) of the Danish Companies Act, request that the redemption price be determined by an expert who shall be appointed by the court of the jurisdiction of Maconomy A/S’s registered office. The expert will determine the redemption price in accordance with the provisions of section 67(3) of the Danish Companies Act. The right for minority shareholders in Maconomy A/S to request valuation by an expert is forfeited upon expiry of the abovementioned three-month period.

If the valuation made by the expert under section 67(3) of the Danish Companies Act results in a higher redemption price than the price offered by Deltek, Inc., such redemption price will also apply to all other shareholders whose shares are being redeemed and who have not requested a valuation. Any costs associated with an expert determination of the redemption price shall be borne by the shareholder requesting such determination, except that the court may impose the costs in whole or in part on Deltek, Inc. if the expert determination leads to a higher redemption price than that offered by Deltek, Inc.

For those minority shareholders in Maconomy A/S who do not transfer their shares prior to the expiry of the three-month period, their Maconomy shares will then be redeemed and will be registered in the name of Deltek, Inc. in the share registry of Maconomy A/S. At the same time, the redemption amount will be deposited by Deltek, Inc. in pursuance of Act No. 29 of 16 February 1932 on Debtors’ Right of Discharge by Deposit.

Herndon, Virginia, USA 23 August 2010

Deltek, Inc.

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